Mail Stop 3561

February 27, 2007

Via Fax & U.S. Mail

Mr. Robert R. Falconi
President and Chief Executive Officer
Precision Auto Care, Inc.
748 Miller Drive, S.E.
Leesburg, Virginia 20175

> **Re: Precision Auto Care, Inc.**
> **Form 10-K for the year ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 0-29478**

Dear Mr. Falconi:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Consolidated Statements of Operations, page 25

1. In light of the fact that you are in a service-type business, the presentation of the line item "contribution margin" or any subtotal before deducting general and administrative expenses does not seem appropriate. Furthermore, such term would not appear to provide meaningful information to your investors as evidenced by the lack of any discussion in MD&A. In future filings, please eliminate this line item. Alternatively, please explain why you believe the presentation of this measure is meaningful and relevant to the readers of your financial statements and revise MD&A in future filings to discuss the factors responsible for the changes in this measure that occurred during the periods presented in your financial statements.

2. In light of the increased materiality of the "Other Income" amount during the year ended June 30, 2006, please revise future filings to state separately in the income statement or in a note to the financial statements the components of other income.

Goodwill and Intangible Assets, page 30

3. We note the disclosure indicating that the Company carried forward the valuation from the fiscal year 2005 for the current year analysis since the fair value of the franchising operations exceed its carrying value by a substantial margin and the fact that there have been no events and circumstances that have had a material impact on the franchising operations since the most recent fair value determination. Please confirm and clarify in future filings that the Company satisfied all of the requirements outlined in paragraph 27 of SFAS No.142 that are required in order to "carry forward" the results of the Company's prior year impairment analysis with respect to goodwill associated with franchising operations

Note 10 – Stockholders' Equity
Equity Transactions

4. We note the disclosure indicating that certain warrants were exercised during 2005 on a cashless basis in which the Series A Preferred stockholders exchanged 191,487 shares of Series A Preferred shares as payment for the exercise price of $.44 per share to acquire 4,508,650 common shares. Please tell us how the Company determined that the fair value of the Series A Preferred shares exchanged in this transaction was equal to the aggregate exercise price for the 4,508,650 common shares acquired of $1,983,806. We may have further comment upon receipt of your response.

Quarterly Reports on Form 10-QSB for the Quarters Ended September 30, 2006 and December 31, 2006

Note 5 Lease

5. Please explain in further detail why the Company was not required to recognize a liability for the fair value of the guarantee provided in connection with the lease amendment for one of its franchise centers. We are unclear from the disclosures provided why the "market valuation of comparable properties" would provide a basis for not recognizing a liability for the fair value of lease guarantee pursuant to paragraph 9 of FIN 45. Please advise or revise as appropriate.

Note 7. Acquisition

6. Reference is made to Note 7 of your Form 10-QSB for the period ended September 30, 2006 and Note 4 of your Form 10-QSB for the period ended December 31, 2006. Please add an accounting policy disclosure to indicate your accounting for revenues and expenses of the recently acquired company-owned store. Also, please tell us and revise future filings to disclose the primary reason for the acquisition and the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

<u>Other</u>

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE: Mr. Mark P. Francis, Chief Financial Officer
                            (703) 771-7108